SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

DOMINO’S PIZZA, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

25754A201

(CUSIP Number of Class of Securities)

David A. Brandon

Chairman of the Board and Chief Executive Officer

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, MI 48106

(734) 930-3030

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jane D. Goldstein, Esq.	Elisa D. Garcia C., Esq.	Gerald S. Tanenbaum, Esq.
Craig E. Marcus, Esq.	Domino’s Pizza LLC	Cahill Gordon & Reindel LLP
Ropes & Gray LLP	Executive Vice President & General Counsel	80 Pine Street
One International Place	30 Frank Lloyd Wright Drive	New York, New York 10005
Boston, Massachusetts 02110	Ann Arbor, Michigan 48106	Telephone: (212) 701-3000
Telephone: (617) 951-7000	Telephone: (734) 930-3030	Telecopy: (212) 269-5420
Telecopy: (617) 951-7050	Telecopy: (734) 747-6210

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$415,500,000	$44,458.50

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes the repurchase of 13,850,000 of Common Stock at a purchase price of $30.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, equals $107.00 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$44,458.50	Filing Party:	Domino’s Pizza, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	February 7, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2007 (the “Schedule TO”) by Domino’s Pizza, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 13,850,000 shares (the “Shares”) of its common stock, $0.01 par value per share, or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not less than $27.50 nor greater than $30.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2007 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 7.	Source and amount of funds or other consideration.

(b) The first paragraph and numbered paragraph (1) of Section 7 on page 24 of the Offer to Purchase are hereby amended and supplemented to delete the phrase “prior to the time of payment for any shares” appearing in each such paragraph and replace it with the phrase “prior to the expiration of the offer.”

Item 10.	Financial statements.

(a) and (b)

(1) The subsection entitled “Incorporation by Reference” of Section 10 on page 34 of the Offer to Purchase is hereby amended and supplemented to add to the list of documents incorporated by reference (i) the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 001-32242), (ii) the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2007 (File No. 001-32242), and (iii) the Company’s Current Report on Form 8-K filed with the SEC on February 23, 2007 (File No. 001-32242), which Current Report on Form 8-K includes as exhibits the press releases and supplemental indenture identified in Item 12 of this Amendment.

(2) The subsection entitled “Selected Historical and Pro Forma Financial Information” of Section 11 beginning on page 35 of the Offer to Purchase is hereby amended and supplemented to add the following at the end of such subsection:

“The following tables show (1) selected historical financial information for the fiscal year ended December 31, 2006 and (2) selected pro forma financial information as of and for the same period, assuming (a) the purchase of 13,850,000 shares in the offer at the maximum purchase price of $30.00 per share for an aggregate purchase price of $415.5 million, (b) the purchase of 1,127,736 shares in the Bain Share Repurchase at the maximum purchase price of $30.00 per share for an aggregate purchase price of $33.8 million, (c) the purchase, for a premium, of all of the outstanding 2011 notes in the debt tender offer for an aggregate purchase price of $288.9 million, (d) the repayment of all outstanding borrowings and related accrued interest under our senior secured credit facility based on an outstanding principal amount of $463.0 million, (e) the payment of all related fees and expenses estimated to be approximately $24.0 million and (f) the funding of these transactions by borrowing approximately $1.25 billion under the bridge loan facility on the terms described in Section 9. This information does not assume or reflect any pro forma effects related to the expected securitized debt described in Section 9. No assurance can be given that we will be able to negotiate acceptable terms for our securitized debt or that the amount of securitized debt we will be able to negotiate will be sufficient to repay the bridge loan facility, in which case we would continue to have outstanding borrowings under the bridge loan facility until such time, if any, as we are able to refinance the bridge loan facility.

The selected pro forma information is based on our historical financial information for the fiscal year ended December 31, 2006 and gives effect to the transactions described above as if they were completed on January 2, 2006 for income statement information and on December 31, 2006 for balance sheet information. The historical financial information has been adjusted to give effect to pro forma items that are (i) directly attributable to the transactions and (ii) factually supportable. With respect to the income statement information, only the pro forma events expected to have a continuing impact on the consolidated results are included. The pro forma financial information excludes certain non-recurring items relating to the extinguished debt including the write-off of the unamortized balances of deferred financing costs of $8.2 million, debt premiums of $15.0 million and reversal of unrealized gains on interest rate derivative contracts of $2.0 million, net of tax.

The pro forma financial information is intended for informational purposes only and does not purport to represent what our results of operations and financial condition would have been had the transactions described above actually occurred as of the dates indicated, nor does it project our results of operations for any future period or our financial condition at any future date.

The selected historical financial data and the pro forma financial information should be read in conjunction with “Recapitalization” and “Risks to Non-tendering Shareholders” included elsewhere in this offer to purchase and our historical financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2006, which has been filed with the Securities and Exchange Commission and is incorporated by reference into this offer to purchase.

	Fiscal Year Ended December 31, 2006
(In thousands, except share and per share data)	Historical	Pro Forma
	(unaudited)
Income statement data:
Total revenues	$1,437,319	$1,437,319
Income from operations	$214,197	$214,197
Interest expense, net (1)	$53,772	$93,053
Net income (2)	$106,227	$81,873
Weighted average shares outstanding: (3)
Common stock - basic	63,139,073	48,161,337
Common stock - diluted	64,541,079	49,563,343
Earnings per share:
Common stock - basic	$1.68	$1.70
Common stock - diluted	$1.65	$1.65

	As of December 31, 2006
(In thousands)	Historical	Pro Forma
	(unaudited)
Balance sheet data:
Current assets (4)	$166,305	$169,338
Long-term assets (5)	$213,898	$238,010
Total assets	$380,203	$407,348
Current portion of long-term debt	$1,477	$287
Current liabilities, less current portion of long-term debt (6)	$153,724	$133,407
Long-term debt (7)	$740,120	$1,255,150
Other long-term liabilities	$49,775	$49,775
Total stockholders’ deficit (8)	$(564,893)	$(1,031,271)

(1)	Represents incremental interest expense related to the bridge loan facility of $39.3 million based on an interest rate equal to 150 basis points over the three-month LIBOR rate that was in effect on February 12, 2007, with an increase in the interest margin of 50 basis points per annum 270 days after the initial draw and an additional 25 basis points per annum every 90 days thereafter, net of interest savings on the pro forma debt extinguishment through the debt tender offer and the senior debt repayment. A 1/8% change in the interest rate on our pro forma indebtedness would change pro forma interest expense by approximately $1.6 million for the fiscal year ended December 31, 2006. The adjustment also includes (i) the amortization of deferred financing costs over the term of the bridge loan facility of $4.9 million, and (ii) commitment fees based on availability under the revolving credit facility of $0.3 million. If the offer is not fully subscribed, for every 1,000,000 shares of the 13,850,000 that are not tendered, we would earn pre-tax interest income of approximately $1.2 million for the fiscal year ended December 31, 2006 (assuming an interest rate of 4%).

(2)	Includes the impact of the estimated tax effect resulting from the pro forma adjustments at an income tax rate of 38.0%.

(3)	Reflects the reduction in the weighted average number of shares outstanding resulting from this offer and the Bain Share Repurchase.

(4)	Includes (i) $5.0 million in excess cash from the proceeds of the bridge loan facility, and (ii) the elimination of unrealized gains of $2.0 million, net of tax, on interest rate derivative contracts that will be settled when the existing debt under our senior secured credit facility is extinguished. If the number of shares tendered exceeds 13,850,000 and the company exercises its option to repurchase an additional 2% of the outstanding shares (approximately 1.88 million shares including additional shares repurchased from the Bain Capital Funds), the company may need to use its existing cash and cash equivalents as well as incur additional debt to pay the estimated $56.3 million required for this repurchase based on a maximum purchase price of $30 per share.

(5)	Includes deferred financing costs of $24.3 million to be capitalized in connection with the bridge loan facility less the write-off of deferred financing costs of $8.2 million attributable to the pro forma debt extinguishment through the debt tender offer and the senior debt repayment and the related income tax effects.

(6)	Includes the payment of the accrued interest on the extinguished debt and the related tax effect.

(7)	Reflects additional indebtedness issued in connection with the bridge loan facility and the debt extinguishment through the debt tender offer and the repayment of the senior secured credit facility.

(8)	Reflects the reduction in Capital Stock and Additional Paid-In Capital of $449.3 million as a result of the repurchase of 14.98 million shares at $30.00 per share and the impact on Retained Earnings of the payment of the debt premium, the reversal of the debt discount on the outstanding 2011 notes, the write-off of the unamortized deferred financing costs, the reversal of unrealized gains on the interest rate derivatives, and the related tax effects.”

Item 12.	Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

Exhibit Number	Description

(a)(5)(C)	Supplemental Indenture dated as of February 23, 2007, among Domino’s, Inc., the Guarantors (as defined therein) and BNY Midwest Trust Company, as trustee (incorporated by reference to Exhibit 4.1 to the Domino’s Pizza, Inc. Current Report on Form 8-K filed on February 23, 2007 (the “February 23, 2007 8-K”))

(a)(5)(D)	Press Release issued by Domino’s, Inc. dated February 23, 2007 (incorporated by reference to Exhibit 99.1 to the February 23, 2007 8-K)

(a)(5)(E)	Press Release issued by Domino’s, Inc. dated February 23, 2007 (incorporated by reference to Exhibit 99.2 to the February 23, 2007 8-K)

(b)(1)	Commitment Letter, dated February 6, 2007, by and among Domino’s, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Merrill Lynch Commercial Finance Corp., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMINO’S PIZZA, INC.

By:	/s/ L. David Mounts
Name:	L. David Mounts
Title:	Executive Vice President and Chief Financial Officer

Date: February 23, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 7, 2007.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients.*

(a)(1)(F)	Letter to Participants in the Domino’s Pizza 401(k) Savings Plan.*

(a)(1)(G)	Letter to Shareholders dated February 7, 2007.*

(a)(5)(A)	Form of Summary Advertisement.*

(a)(5)(B)	Press Release issued by Domino’s Pizza, Inc. on February 7, 2007.*

(a)(5)(C)	Supplemental Indenture dated as of February 23, 2007, among Domino’s, Inc., the Guarantors (as defined therein) and BNY Midwest Trust Company, as trustee (incorporated by reference to Exhibit 4.1 to the Domino’s Pizza, Inc. Current Report on Form 8-K filed on February 23, 2007 (the “February 23, 2007 8-K”))

(a)(5)(D)	Press Release issued by Domino’s, Inc. dated February 23, 2007 (incorporated by reference to Exhibit 99.1 to the February 23, 2007 8-K)

(a)(5)(E)	Press Release issued by Domino’s, Inc. dated February 23, 2007 (incorporated by reference to Exhibit 99.2 to the February 23, 2007 8-K)

(b)(1)	Commitment Letter, dated February 6, 2007, by and among Domino’s, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Merrill Lynch Commercial Finance Corp., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.

(d)(1)	Stock Repurchase Agreement, dated as of February 6, 2007, by and between Domino’s Pizza, Inc. and the Sellers (as defined in the Agreement).*

*	Previously filed as an exhibit to the Schedule TO filed with the SEC on February 7, 2007.